Exhibit 12.1

SLM Corporation

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

						Nine months ended September 30,
	2003	2004	2005	2006	2007	2007	2008
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$2,312,940	$2,556,985	$2,117,463	$1,995,274	$(481,796)	$1,239,829	$(6,437)
Add: Fixed charges	1,022,802	1,440,394	3,063,149	5,128,460	7,091,177	5,113,041	4,379,231
Less: Other adjustments	(896)	(1,697)	—	—	—	—	—

Total earnings from continuing operations before fixed charges	$3,334,846	$3,995,682	$5,180,612	$7,123,734	$6,609,381	$6,352,870	$4,372,794

Fixed charges
Interest expense	$1,021,906	$1,433,696	$3,058,718	$5,122,855	$7,085,772	$5,109,130	$4,375,896
Rental expense, net of income	—	5,001	4,431	5,605	5,405	3,911	3,335
Capitalized interest	896	1,697	—	—	—	—	—

Total fixed charges	1,022,802	1,440,394	3,063,149	5,128,460	7,091,177	5,113,041	4,379,231
Preferred stock dividend requirements	17,694	17,694	33,697	54,718	57,146	42,343	129,062

Total fixed charges and preferred stock dividends	$1,040,496	$1,458,088	$3,096,846	$5,183,178	$7,148,323	$5,155,384	$4,508,293

Ratio of earnings to fixed charges(1)(2)	3.26	2.77	1.69	1.39	0.93	1.24	1.00

Ratio of earnings to fixed charges and preferred stock dividends(1)(2)	3.21	2.74	1.67	1.37	0.92	1.23	0.97

(1)

For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)	Due to pre-tax losses of $482 million and $6 million for the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively, the ratio coverage was less than 1:1.